EXHIBIT 4.1

DESCRIPTION OF MAXCYTE, INC. COMMON STOCK

The following description of the common stock of MaxCyte, Inc., or the Company, and certain provisions of the Company’s fifteenth amended and restated certificate of incorporation, or the amended and restated certificate, and amended and restated bylaws are summaries. These summaries are qualified in the entirety by reference to the provisions of the Delaware General Corporation Law and the complete text of the amended and restated certificate and amended and restated bylaws, which are incorporated by reference as Exhibits 3.1 and 3.2, respectively, of the Company’s Annual Report on Form 10-K to which this description is also an exhibit.

General

The amended and restated certificate authorizes the Company to issue up to 400,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share, all of which shares of preferred stock are undesignated. The Company’s board of directors may establish the rights and preferences of the preferred stock from time to time.

Common Stock

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held by such holder on all matters submitted to a vote of the stockholders. In all matters, other than the election of directors and except as otherwise required by law, the amended and restated certificate or amended and restated bylaws, including any provisions requiring a separate vote of a class or series of the Company’s shares, the affirmative vote of a majority of the voting power of the shares present or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. The amended and restated bylaws provide that stockholders representing a majority of the voting power of the Company’s issued and outstanding capital stock, present in person, by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. The affirmative vote of holders of at least 75% of the voting power of all of the then-outstanding shares of capital stock, entitled to vote and voting together as a single class, is required to amend certain provisions of the amended and restated certificate, including provisions relating to amending the amended and restated bylaws and the certificate, the voting rights of the Company’s common stock, removal of directors, director liability and indemnification, vacancies on the Company’s board, special meetings, annual meetings, stockholder notices, actions by written consent and exclusive forum. Unless otherwise required by law or the amended and restated certificate, the amended and restated bylaws provide that the election of directors shall be decided by a plurality of the votes cast at a meeting of stockholders by the holders of stock entitled to vote in the election.

Dividends

Holders of the Company’s common stock are entitled to receive ratably any dividends that the Company’s board of directors may declare out of funds legally available for that purpose. Dividends may be paid in cash, in property or in shares of the Company’s common stock.

Liquidation

In the event of the Company’s liquidation, dissolution or winding up, holders of the Company’s common stock are entitled to share ratably in all assets.

Rights and Preferences

Holders of the Company’s common stock have no conversion, subscription or other rights, and there are no redemption, sinking fund provisions or pre-emptive rights applicable to the Company’s common stock.

Fully Paid and Nonassessable

All outstanding shares of the Company’s common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Anti-Takeover Provisions

Fifteenth Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

The Company’s amended and restated certificate and amended and restated bylaws:

●	provide that the authorized number of directors may be changed only by resolution of the Company’s board of directors;
●	provide that the Company’s board of directors will be classified into three classes of directors;
●	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
●	require that any action to be taken by the Company’s stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent in lieu thereof;
●	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;
●	provide that special meetings of the Company’s stockholders may be called at any time, for any purpose or purposes, only by the chairperson of the Company’s board of directors, the Company’s chief executive officer or by the Company’s board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors;
●	provide that the Company’s directors may be removed (i) with or without cause, upon the vote of at least 50% of the outstanding shares of voting stock or (ii) with cause, by the affirmative vote or consent of at least two-thirds of the other members of the Company’s board of directors; and
●	do not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The amendment of any of these provisions would require approval by the holders of at least 75% of the outstanding shares of the Company’s capital stock entitled to vote on such amendment or repeal, voting together as a single class.

The combination of these provisions will make it more difficult for the Company’s existing stockholders to replace the Company’s board of directors as well as for another party to obtain control of the Company by replacing the Company’s board of directors. Because the Company’s board of directors has the power to retain and discharge the Company’s officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions are intended to enhance the likelihood of continued stability in the composition of the Company’s board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce the Company’s vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company’s shares and may have the effect of delaying changes in the Company’s control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of the Company’s stock that could result from actual or rumored takeover attempts. The Company believes that the benefits of these provisions, including increased protection of the Company’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Section 203 of the Delaware General Corporation Law

Following this offering, the Company will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions.

Choice of Forum

The amended and restated certificate provides that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on the Company’s behalf; any action asserting a breach of a fiduciary duty; any action asserting a claim against the Company arising pursuant to the Delaware General Corporation Law, the amended and restated certificate, or the amended and restated bylaws; or any action asserting a claim against the Company that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act of 1934, as amended.

In addition, the amended and restated certificate provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. Stockholders cannot waive compliance with U.S. federal securities laws and the rules and regulations thereunder.

Exchange Listing

The Company’s common stock is traded on the Nasdaq Global Select Market and also on AIM, a market operated by the London Stock Exchange, under the trading symbol “MXCT.”

Transfer Agent and Registrar

The transfer agent for the Company’s common stock is Computershare Trust Company, N.A. The transfer agent’s address is 150 Royall Street, Canton, Massachusetts 02021.